U.S. Securities and Exchange Commission

# Division of Investment Management

May 2, 2025

*VIA E-mail*

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103

**Re**: **Calamos Aksia Hedged Strategies Fund**
Initial Registration Statement on Form N-2
File Nos. 333-286336, 811-24073

Dear Mr. Deringer:

On April 2, 2025, you filed an initial registration statement on Form N-2 on behalf of the Calamos Aksia Hedged Strategies Fund (the "Fund"), under the Securities Act of 1933 (the "Securities Act") and the Investment Company Act of 1940 (the "1940 Act"). We have reviewed the registration statement and have provided our comments below. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

## General

1. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

2. We note that many portions of the filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment, such as the Fund's organizational documents.

3. Please supplementally advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement, including with respect to multi-class and co-investment relief.

4. Please consider specifically including disclosures required by Rule 6-11(d)(1) of Regulation S-X ("Reg S-X"), including if there are any material differences in the accounting policies of the Predecessor Fund when compared to the Fund.

**Cover Page**

*Pages i-iv*

5. The disclosure on page i references the reorganization of the Predecessor Fund with and into the Fund. In correspondence, please provide additional information related to the reorganization, including information about when and why the Predecessor Fund was created and whether any exemptive relief is required in order to effect the reorganization. If you are relying on the *GuideStone* no-action letter, please explain any differences and similarities between the facts underlying the reorganization of the Predecessor Fund into the Fund and those in the *Guidestone* no-action letter. Please explain why the Predecessor Fund did not itself register as a fund and instead intends to reorganize into the Fund.

   In addition, please describe supplementally whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (*e.g.*, via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one-year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within a one-year period of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the Predecessor Fund.

6. The Predecessor Fund is referred to as "Calamos Aksia Hedge Fund Access Core Alpha LP" on pages i, 7 and 21 and "Calamos Aksia Hedge Fund Core Access, LP" on page 73. Please reconcile.

7. Footnote (1) on page i states that an initial investment by an accredited investor below $25,000 may be permitted as part of a registered investment adviser or broker's allocation of clients' fee-based advisory assets. Please confirm whether this is also accurate for Class I Shares, which have an initial investment minimum of $1,000,000 (rather than $25,000).

8. On page ii, please clarify, if true, that "Alternative Funds" are commingled asset pools that typically offer their securities privately, without registering such securities under the Securities Act.

**Prospectus**

*Summary of Fees and Expenses; Pages 15-17*

9. Please include a copy of the completed fees and expenses table with your response.

10. Please include a copy of the completed expense example with your response.

11. Please modify the format of the fees and expenses table to present Other Expenses as a sub-caption directly above the sub-caption titled "Total Annual Fund Expenses."

12. Please clarify and amend, if applicable, the disclosure in footnote (8) stating "the Lesser of the Expense Limitation or any other relevant expense limit then in effect…" (*i.e.*, should it refer to "the Lesser of the Expense Limitation or any other expense limitation in effect when the fees were waived or expenses reimbursed"?).

13. Please explain why a sub-category for Acquired Fund Fees and Expenses is not needed.

*The Fund; Page 21*

14. Staff notes the disclosure on page 21 describing the reorganization and transfer of substantially all of the assets of Calamos Aksia Hedge Fund Access Core Alpha LP (the "Private Fund") into the Fund simultaneous with its commencement of operations. Please confirm if this formation transaction is being undertaken to seed the fund. If so, please provide an analysis addressing the applicability of Rule 6-11 of Reg S-X to this transaction and address the following:

    a. Whether the transaction meets the definition of a fund acquisition as defined in Rule 6-11(a)(2) of Reg S-X.

    b. Confirm if Calamos Advisors LLC continues to serve as the Investment Manager and General Partner to the Private Fund and if the Private Fund has any LPs that will be transferring into the Fund.

    c. What are the future operating plans of the Private Fund and its retained assets? Will the Private Fund continue its operations? Will it be winding down? Will it be changing its strategy?

    If the Fund is being seeded in advance of the reorganization and the effectiveness of this prospectus, please include audited seed financial statements for the Fund and the Private Fund including Schedules of Investments prepared in accordance with Rules 12-12 through 14 of Reg S-X and accompanied by a consent from the Fund's and Private Fund's independent registered public accountant. Alternatively, please include audited financial statements for the Fund post reorganization.

    Staff may have additional comments based on the Fund's responses.

*Types of Investments and Related Risks; Pages 28-66*

15. Consider whether *LIBOR Discontinuation Risk and SOFR Risk* on page 61 is still applicable or should be updated.

*Subsidiaries; Page 67*

16. The Subsidiaries section states that "[t]he Fund may make investments through wholly-owned subsidiaries ('Subsidiaries')." In the appropriate section of the registration statement, or in your response, please:

    a. Disclose any of a Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

    b. Explain in correspondence whether the financial statements of a Subsidiary will be consolidated with those of the Fund. If not, please explain why not, citing applicable U.S. GAAP or other accounting guidance.

    c. Confirm in correspondence that a Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

    d. To the extent a Subsidiary will be a foreign entity, confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

    e. Confirm that a Subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the Subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

*Calamos Aksia Hedge Fund Core Access, LP's Performance; Page 73*

17. Because the performance is being adjusted to reflect the Fund's estimated expenses, please represent supplementally that the use of adjusted fees and expenses does not result in performance that is higher than what would have been achieved using the actual fees and expenses of the Predecessor Fund.

*Determination of Net Asset Value; Pages 74-76*

18. Please explain how the adjustment to a private fund's periodic net asset value between periodic valuation measurement dates, as described in the penultimate paragraph on page 75, is consistent with U.S. GAAP and regulatory requirements absent consideration of other relevant information such as, where determinable, the estimated total return that the valuation agent expects the private market fund to generate on a daily basis for the purposes of calculating the Fund's daily NAV.

19. In the same section, please consider elaborating on the general frequency of third-party managers' net asset value measurements and estimates and any delays in their receipt by the Adviser.

20. Please consider modifying the valuation related disclosure contained in the first paragraph, first sentence of page 76 to reference "may not" instead of "will not" to recognize the Adviser's valuation obligations pursuant to Rule 2a-5 under the 1940 Act.

**Statement of Additional Information (SAI)**

*Investment Restrictions; Pages 18-20*

21. Fundamental Policy (5) states that the Fund's investment restriction with regards to concentration does not apply to investments by the Fund in Alternative Funds (or other comparable investments pools), and that the Fund may invest in such funds that may concentrate their assets in one or more industries. Please disclose that the Fund will consider the investments of underlying funds, to the extent reasonably practicable, in determining compliance with the Fund's own concentration policy.

**Certain Provisions of the Agreement and Declaration of Trust**

22. We note the exclusive state forum provisions of the Fund's Agreement and Declaration of Trust (Article 12.4). Please disclose in an appropriate location in the prospectus the corresponding risks of such provisions even as to non-federal securities law claims (*e.g.*, that shareholders may have to bring suit in an inconvenient and less favorable forum).

**Closing**

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-8645.

Sincerely,

/s/ Emily Rowland

Emily Rowland

cc: Matthew Williams, Branch Chief
Michael Kosoff, Senior Special Counsel